EXHIBIT 99.1

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Consolidated Financial Statements

December 31, 2010 and 2009

(With Report of Independent Registered Public Accounting Firm Thereon)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Table of Contents

Page(s)

Report of Independent Registered Public Accounting Firm	1

Consolidated Balance Sheets	2 - 3

Consolidated Statements of Income	4

Consolidated Statements of Stockholders’ Equity	5

Consolidated Statements of Cash Flows	6 - 7

Notes to Consolidated Financial Statements	8 - 28

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Vermont Electric Power Company, Inc.:

We have audited the accompanying consolidated balance sheets of Vermont Electric Power Company, Inc. and subsidiary (the Company) as of December 31, 2010 and 2009, and the related consolidated statements of income, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2010. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Vermont Electric Power Company, Inc. and subsidiary as of December 31, 2010 and 2009, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2010 in conformity with U.S. generally accepted accounting principles.

As discussed in notes 1(b) and 7 to the consolidated financial statements, the Company changed its method of accounting for noncontrolling interests as of January 1, 2009 to comply with the requirements of FASB ASC Subtopic 810-10, Consolidation-Overall.

/s/KPMG LLP

March 8, 2011

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY
Consolidated Balance Sheets
December 31, 2010 and 2009
Assets	2010	2009
Utility plant (notes 2 and 3)	$842,418,126	727,984,046
Less accumulated depreciation and amortization	(107,874,057)	(98,071,916)
Net utility plant	734,544,069	629,912,130
Investment in Vermont Electric Transmission Company, Inc. (note 9)	560,108	502,159
Current assets:
Cash	2,134,070	40,026,479
Bond sinking fund deposits	564,000	526,000
Bond interest deposits	4,537,947	4,573,388
Accounts receivable:
Affiliated companies	12,219,169	14,040,604
Other	9,929,570	7,953,242
Note receivable – related party (note 9)	125,000	925,000
Materials and supplies	7,333,500	6,248,996
Income tax receivable	336,145	169,995
Prepaids and other assets	1,459,759	1,792,918
Total current assets	38,639,160	76,256,622
Regulatory and other assets:
Regulatory assets	9,167,401	8,919,131
Unamortized debt expense, net	2,563,063	2,712,165
Cash surrender value of life insurance policies (note 8)	3,770,968	3,487,486
Deferred project costs and other	5,740,634	3,654,783
Total regulatory and other assets	21,242,066	18,773,565
Total assets	$794,985,403	725,444,476
See accompanying notes to consolidated financial statements.

Capitalization and Liabilities	2010	2009
Capitalization:
Stockholders’ equity:
Class B common stock; $100 par value per share. Authorized
430,000 shares; issued and outstanding 219,977 shares	$21,997,700	21,997,700
Class C common stock; $100 par value per share. Authorized
20,000 shares; issued and outstanding 19,901 shares	1,990,100	1,990,100
Retained earnings	1,663,772	1,192,858
	25,651,572	25,180,658
Class C preferred stock, $100 par value per share. Authorized
125,000 shares; 97,068 shares issued and outstanding (note 6)	145,602	145,602
	25,797,174	25,326,260
First mortgage bonds, net of current maturities (note 3)	317,272,000	329,093,000
Total capitalization attributable to VELCO	343,069,174	354,419,260
Equity interest of noncontrolling members in
Vermont Transco LLC (note 7)	375,944,428	295,401,424
Total capitalization	719,013,602	649,820,684
Commitments and contingencies (notes 8, 13 and 15)
Current liabilities:
Current maturities of long-term obligations (note 3)	11,821,000	2,313,115
Notes payable to bank (note 4)	44,917	—
Bank overdraft	891,788	2,975,031
Accounts payable:
Affiliated companies	701,357	796,981
Other	20,148,197	21,971,950
Accrued interest on bonds	4,534,585	4,573,254
Accrued taxes	562,321	468,156
Accrued construction expenses	4,699,609	9,961,114
Accrued expenses	3,970,593	5,706,505
Total current liabilities	47,374,367	48,766,106
Reserves and deferred credits:
Deferred cost of removal liabilities (note 11)	4,666,950	3,287,144
Deferred tax liability (note 5)	12,498,349	11,425,141
Deferred compensation (note 8)	4,836,176	5,769,612
Deferred income and other	778,184	1,156,958
Accrued pension and postretirement liabilities (note 8)	5,817,775	5,218,831
Total reserves and deferred credits	28,597,434	26,857,686
Total capitalization and liabilities	$794,985,403	725,444,476

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY
Consolidated Statements of Income
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Operating revenues:
Transmission revenues	$102,547,684	90,649,734	73,575,150
Sales of power	468,517	510,823	460,479
Rent of transmission facilities to others	999,587	2,435,380	1,624,487
Total operating revenues	104,015,788	93,595,937	75,660,116
Operating expenses:
Transmission expenses:
Operations	5,408,961	3,369,434	3,396,212
Maintenance	6,490,760	5,625,653	4,854,048
Rents	44,183	41,705	42,602
Purchased power	468,517	510,823	460,479
Administrative and general expenses	5,581,386	7,718,153	8,672,359
Depreciation and amortization	16,031,969	13,942,091	10,740,097
Taxes other than income	11,445,565	10,485,062	7,405,913
Total operating expenses	45,471,341	41,692,921	35,571,710
Operating income	58,544,447	51,903,016	40,088,406
Other income:
Interest	151,290	239,474	111,326
Equity in earnings of affiliated company (note 9)	73,677	29,457	41,096
Income before interest and other expense, noncontrolling interest and income tax	58,769,414	52,171,947	40,240,828
Interest and other expense:
Interest on first mortgage bonds	18,197,213	13,477,726	11,994,760
Other interest	1,356,486	1,495,343	572,468
Amortization of debt expense	148,791	101,560	97,788
Other	(1,918)	12,708	27,602
Allowance for borrowed funds used during construction
	(4,394,038)	(2,151,956)	(3,256,055)
Allowance for equity funds used during construction	(6,566,209)	(2,977,719)	(4,884,082)
Net interest and other expense	8,740,325	9,957,662	4,552,481
Income before noncontrolling interest and income tax	50,029,089	42,214,285	35,688,347
Income tax (note 5)	1,055,646	2,337,632	2,174,944
Net income	48,973,443	39,876,653	33,513,403
Noncontrolling interest in the income of
Vermont Transco LLC (note 7)	45,728,401	36,201,872	30,712,296
Net income attributable to VELCO	$3,245,042	3,674,781	2,801,107
See accompanying notes to consolidated financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY
Consolidated Statements of Stockholders' Equity
Years ended December 31, 2010, 2009 and 2008

					Total
	Common stock		Preferred	Retained	stockholders’
	Class B	Class C	stock	earnings	equity
Balances at December 31, 2007	$21,997,700	1,990,100	145,602	266,198	24,399,600
Net income attributable to VELCO	—	—	—	2,801,107	2,801,107
Dividends declared and paid	—	—	—	(2,775,099)	(2,775,099)
Balances at December 31, 2008	21,997,700	1,990,100	145,602	292,206	24,425,608
Net income attributable to VELCO	—	—	—	3,674,781	3,674,781
Dividends declared and paid	—	—	—	(2,774,129)	(2,774,129)
Balances at December 31, 2009	21,997,700	1,990,100	145,602	1,192,858	25,326,260
Net income attributable to VELCO	—	—	—	3,245,042	3,245,042
Dividends declared and paid	—	—	—	(2,774,128)	(2,774,128)
Balances at December 31, 2010	$21,997,700	1,990,100	145,602	1,663,772	25,797,174

See accompanying notes to consolidated financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years ended December 31, 2010, 2009 and 2008
	2010	2009	2008
Cash flows from operating activities:
Net income	$48,973,443	39,876,653	33,513,403
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,460,619	13,370,741	10,168,747
Amortization of regulatory assets	571,350	571,350	571,350
Amortization of debt expense	148,791	101,560	97,788
Deferred income tax expense	1,073,208	1,318,778	2,235,745
Equity in earnings of affiliated company	(73,677)	(29,457)	(41,096)
Dividends from subsidiary	15,728	15,844	15,780
Changes in assets and liabilities:
Accounts receivable	(154,893)	(1,060,879)	(280,425)
Materials and supplies	(1,084,504)	435,812	(957,340)
Income tax receivable	(166,150)	480,946	103,861
Accounts payable	(4,383,557)	3,305,420	3,542,156
Employee benefit plan funding	(220,676)	680,635	(363,907)
Deferred compensation	(933,436)	325,757	(108,961)
Other assets and liabilities	(3,776,440)	830,768	141,604
Net cash provided by operating activities	55,449,806	60,223,928	48,638,705
Cash flows from investing activities:
Change in bond sinking fund deposits	(38,000)	(36,000)	(33,000)
Repayments to advances from related party	800,000	(225,000)	150,000
Capital expenditures, net	(121,510,078)	(166,135,303)	(98,712,016)
Change in cash surrender value of life insurance policies	(283,482)	(486,334)	588,770
Net cash used in investing activities	(121,031,560)	(166,882,637)	(98,006,246)
Cash flows from financing activities:
Change in bank overdraft	(2,083,243)	1,380,293	(218,324)
Proceeds from bond issuance	—	135,000,000	—
Repayment of bonds	(2,161,000)	(2,014,000)	(1,877,000)
Debt issue costs	311	(1,014,724)	(47,370)
Proceeds from (repayments of) notes payable to bank	44,917	(20,857,520)	20,857,520
Repayment of other long-term debt	(152,115)	(292,121)	(400,682)
Issuance of VT Transco membership units	67,962,280	60,047,790	38,683,000
Distribution of VT Transco earnings to noncontrolling members	(33,147,677)	(23,257,250)	(19,578,060)
Cash dividends on common stock	(2,758,597)	(2,758,597)	(2,758,597)
Cash dividends on preferred stock	(15,531)	(15,532)	(16,502)
Net cash provided by financing activities	27,689,345	146,218,339	34,643,985
Net (decrease) increase in cash	(37,892,409)	39,559,630	(14,723,556)
Cash, beginning of year	40,026,479	466,849	15,190,405
Cash, end of year	$2,134,070	40,026,479	466,849

 (Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY
Consolidated Statements of Cash Flows
Years ended December 31, 2010, 2009 and 2008

	2010	2009	2008
Supplemental disclosures of cash flow information:
Cash paid during the year for interest, net of amounts capitalized	$8,528,978	7,830,970	9,392,394
Cash paid (refund) for income taxes	570,250	(49,138)	500,296

Noncash operating activities:
The Company recorded an unfunded defined benefit pension and other postretirement obligation of $5,817,775 and $5,218,831 at
December 31, 2010 and 2009, respectively, and a defined benefit pension and other postretirement regulatory asset of
$5,390,601 and $4,668,246 at December 31, 2010 and 2009, respectively.

In 2010, 2009, and 2008 the Company utilized alternative minimum tax credits and recorded an income tax receivable of $0,
$641,776 and $(156,308), respectively.

Noncash investing activities:
In 2010, 2009, and 2008, the Company recorded accrued construction expenses of $7,725,685, $(337,977), and $8,698,749, respectively.

See accompanying notes to consolidated financial statements.

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

(1)	Summary of Significant Accounting Principles

(a)	Description of Business

The consolidated financial statements of Vermont Electric Power Company, Inc. (VELCO or the Company) include the accounts of Vermont Transco LLC (VT Transco) and VELCO. The Company is subject to regulation by the Federal Energy Regulatory Commission (FERC) as to rates, terms of service and financing and by state regulatory commissions as to other aspects of business, including the construction of electric transmission assets.

VELCO owned and operated an electric power transmission system in the State of Vermont. VELCO had transmission contracts with the State of Vermont, acting by and through the Vermont Department of Public Service, and with all of the electric utilities providing service in the State of Vermont. These transmission contracts have been reviewed and approved by the FERC. Additionally, VELCO has an agreement for single unit power purchases of electricity, which it resells at cost to one of its stockholders in the State of Vermont.

On June 30, 2006, VELCO transferred substantially all of its electric transmission assets, along with the associated contracts, to VT Transco, in exchange for Class A Member units, and the assumption of VELCO’s long-term debt and other liabilities. In addition, VELCO entered into a Management Services Agreement with Vermont Transco to serve as the Manager of VT Transco. This agreement provides for VT Transco to reimburse VELCO for all of its costs in fulfilling its responsibilities as the Manager of VT Transco.

VELCO, through its wholly owned unconsolidated affiliate, Vermont Electric Transmission Company, Inc. (VETCO) (see note 9), constructed and maintains the Vermont portion of a transmission line used to transmit power purchased by the New England Power Pool on behalf of New England electric utilities from Hydro Quebec, a Canadian utility. To assist VELCO in making its initial capital contribution to VETCO, the participating Vermont electric utilities purchased all of the shares of VELCO’s Class C preferred stock.

VELCO’s common and preferred stock are owned by various Vermont utilities. Central Vermont Public Service Corporation (CVPS) owns 48% of VELCO’s Class B and 31% of its Class C common stock and 47% of its Class C preferred stock.

VELCO also has agreements with various stockholders and other Vermont utilities to act as agent in order to provide a single entity that can accumulate costs related to the combined utilities’ participation in certain joint projects. VELCO bills these costs, along with any direct costs incurred, to the participating Vermont utilities in accordance with each participant’s obligations. These agency transactions are not reflected as part of VELCO’s operations; however, operating expenses may be indirectly impacted from year-to-year, depending on the significance and nature of the activities performed by VELCO.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

(b)	Consolidation

The accompanying consolidated financial statements include the accounts of VELCO and VT Transco as VELCO is the primary beneficiary and controls the financial and operating policies of VT Transco. Ownership interests of members other than the Company in the equity of VT Transco are presented as a component of equity in the consolidated balance sheets as noncontrolling interests in the caption labeled “equity interest of noncontrolling members in VT Transco LLC.” The share of members other than the Company in the income of VT Transco is deducted in determining the Company’s consolidated net income. Intercompany balances and transactions have been eliminated in consolidation.

(c)	Regulatory Accounting

The Company accounts for certain transactions in accordance with permitted regulatory treatment. As such, regulators may permit specific incurred costs, typically treated as expenses by unregulated entities, to be deferred and expensed in future periods when it is probable that such costs will be recovered in customer rates. Incurred costs are deferred as regulatory assets when the Company concludes that it is probable future revenues will be provided to permit recovery of the previously incurred cost. The Company analyzes evidence supporting deferral, including provisions for recovery in regulatory orders, past regulatory precedent, other regulatory correspondence, and legal representations. These regulatory amounts do not include the recognition of tax effects, which generally would be approximately 39%. A regulatory liability is recorded when amounts that have been recorded by the Company are likely to be refunded to customers through the rate-setting process.

On December 9, 2005, the FERC approved a filing allowing at that time VELCO, and now through its subsidiary VT Transco, to begin amortizing over a ten year period the deferred depreciation charges the Company incurred when taking depreciation under the bond sinking fund method. This regulatory asset, which accounts for the difference between depreciation reported in the consolidated financial statements and depreciation previously recovered in rates, is $2,126,944 and $2,552,332 as of December 31, 2010 and 2009, respectively.

On June 16, 2006, the FERC approved a filing allowing at the time VELCO, and now through its subsidiary VT Transco, to accumulate as a regulatory asset the costs associated with VT Transco transaction and to amortize and recover that asset over a fifteen year period to commence when the Company began operations. This regulatory asset is $1,532,591 and $1,678,553 as of December 31, 2010 and 2009, respectively.

As more fully described in note 8, the defined pension and other postretirement regulatory assets represent the unrecognized pension costs and other postretirement costs that would normally be recorded as a component of other comprehensive income. Since these amounts represent costs that are expected to be recovered in future rates, they are recorded as regulatory assets. The regulatory asset related to the plans totaled $5,390,601 and $4,688,246 at December 31, 2010 and 2009, respectively.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The Company continually assesses whether regulatory assets continue to meet the criteria for probability of future recovery. This assessment includes consideration of factors such as changes in the regulatory environment, and recent rate orders to other regulated entities under the same jurisdiction. If future recovery of certain regulatory assets becomes improbable, the affected assets would be written off in the period in which such determination is made.

(d)	Revenue Recognition

Electric transmission service for utilities, municipalities, municipal electric companies, electric cooperatives, and other eligible entities is provided through the Company’s facilities under the ISO NE open access transmission tariff and the 1991 Vermont Transmission Agreement, both regulated by FERC. The Company charges for these services under FERC approved rates. The 1991 Vermont Transmission Agreement specifies the general terms and conditions of service on the transmission system and the approved rates set forth the revenue to be billed monthly based on estimated cost of service plus an 11.5% return on capital for Class A Member units and a 13.3% return on capital for Class B Member units. The effect of unbilled revenue at the end of the accounting period represents the difference between billed and actual costs for the month of December and is $402,010 and $0 at December 31, 2010 and 2009, respectively, and is reported in prepaids and other assets in the accompanying consolidated financial statements.

(e)	Utility Plant

Utility plant in service is stated at cost.

Major expenditures for plant and those that substantially increase useful lives are capitalized. The Company recognizes depreciation expense as a percentage of gross transmission plant at 2.63% as of December 31, 2010, 2009 and 2008 based on rates developed in a depreciation rate study. This method is consistent with the straight-line method of depreciation.

Software is recorded at cost. Amortization is recorded at straight line rates over the estimated useful life of the assets which is five years.

(f)	Long-Lived Assets

Long-lived assets, such as utility plant and regulatory assets subject to amortization, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of assets may not be recoverable. If circumstances require a long-lived asset or asset group be tested for possible impairment, the Company first compares undiscounted cash flows expected to be generated by that asset or asset group to the carrying value. If the carrying value of the long-lived asset is not recoverable on an undiscounted cash flow basis, an impairment is recognized to the extent that the carrying value exceeds its fair value. Fair value is determined through various valuation techniques including discounted cash flow models, quoted market values and third-party independent appraisals, as considered necessary. As long as its assets continue to be recovered through the ratemaking process, the Company believes that such impairment is unlikely.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

(g)	Allowance for Borrowed Funds Used during Construction (AFUDC)

Allowance for funds used during construction (AFUDC) represents the cost of borrowed and equity funds used to finance the construction of transmission assets. The portion of AFUDC attributable to borrowed funds and the cost of equity funds are included as other expense in the consolidated statements of income. AFUDC is not currently realized in cash, but is recovered in the form of increased revenue collected as a result of depreciation of the property. The Company capitalized AFUDC at an average rate of 7.5%, 5.75% and 7.35% in 2010, 2009 and 2008, respectively.

(h)	Materials and Supplies Inventory

Materials and supplies are stated at the lower of cost or market. Cost is determined on a weighted average basis.

(i)	Unamortized Debt Expense

Costs associated with the original issuance of long-term debt have been capitalized and amortized over the term of the debt using the effective-interest rate method. Amortization expense amounted to $148,791, $101,560 and $97,788 in 2010, 2009 and 2008, respectively.

(j)	Income Taxes

VT Transco LLC is a limited liability company that has elected to be treated as a partnership under the Internal Revenue Code and applicable state statutes. As such, it is not liable for federal or state income taxes. VT Transco’s members (except certain tax-exempt members) report their share of the Company’s earnings, gains, losses, deductions and tax credits on their respective federal and state income tax returns. Accordingly, these consolidated financial statements include a provision for federal and state income tax expense of VELCO only.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the period that includes the enactment date.

Beginning with the adoption of FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, included in FASB ASC Subtopic 740-10, Income Taxes—Overall, as of January 1, 2009, the Company recognizes the effect of income tax positions only if those positions are more likely than not of being sustained. Recognized income tax positions are measured at the largest amount that is greater than 50% likely of being realized. Changes in recognition or measurement are reflected in the period in which the change in judgment occurs. Prior to the adoption of FASB Interpretation No. 48, the Company recognized the effect of income tax positions only if such positions were probable of being sustained.

The Company records interest related to unrecognized tax benefits in interest expense and penalties in administrative and general expenses.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

(k)	Pension and Other Postretirement Plans

The Company sponsors a defined benefit pension plan covering employees of the Company hired before January 1, 2008 who meet certain age and service requirements. The benefits are based on years of service and final average pay.

The Company also sponsors a defined benefit health care plan for substantially all employees. The Company measures the costs of its obligation based on its best estimate. The net periodic costs are recognized as employees render the services necessary to earn the postretirement benefits.

The Company adopted the measurement date provisions of FASB ASC 715-30, Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans during fiscal year 2008 which required the Company to change its measurement date for plan assets and benefit obligations to December 31. The Manager adopted the measurement date provisions during fiscal year 2008, which required the Manager to change its measurement date for plan assets and benefit obligations to December 31. Prior to 2008, the Manager measured its plan assets and benefit obligations as of September 30. The total impact of the change in measurement date for both plans totaled $380,780 and was recovered in rates in 2009.

(l)	Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions relating to the reported amounts of assets and liabilities and disclosure of contingencies at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the valuation of utility plant, recoverability of deferred income tax assets and other regulatory assets, obligations related to employee benefits, and the assumptions used to estimate the fair value of financial instruments.

(m)	Commitments and Contingencies

Liabilities for loss contingencies, arising from claims, assessments, litigation, fines, and penalties and other sources are recorded when it is probable that a liability has been incurred and the amount of the assessment can be reasonably estimated. Legal costs incurred are expensed as incurred.

(n)	Government Grants

The Company recognizes government grants when there is reasonable assurance that the Company will comply with the conditions attached to the grant arrangement and the grant will be received. Government grants are recognized in the income statement over the periods in which the Company recognizes the related costs for which the government grant is intended to compensate.

When government grants are related to the oversight of sub-recipients, the grants are recognized as management revenue in the consolidated income statement. For government grants related to reimbursements of capital expenditures, the grants are recognized as a reduction of the basis of the asset and recognized in the income statement over the estimated useful life of the depreciable asset as reduced depreciation expense. For government grants related to billings from sub-recipients, the

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

grants are recognized as receivables from the government agency and payables to the sub-recipient on the balance sheet as the Company does not have rights to the funds passing through to sub-recipients. The Company records government grants receivable on the consolidated balance sheet in accounts receivable.

(2)	Utility Plant

Utility plant consists of the following at December 31, 2010 and 2009:

	2010	2009
Land and rights of way	$80,148,733	58,577,888
Transmission equipment	657,841,309	485,271,008
Communications equipment	22,542,074	15,163,134
Buildings and office equipment	59,813,941	46,971,015
Construction work-in-process	22,072,069	122,001,001
	842,418,126	727,984,046
Less accumulated depreciation and amortization	107,874,057	98,071,916
	$734,544,069	629,912,130

Depreciation and amortization expense was $15,460,619, $13,370,741 and $10,168,747 for the years ended December 31, 2010, 2009 and 2008, respectively.

(3)	Long-Term Debt

(a)	First Mortgage Bonds

The Company’s First Mortgage Bonds outstanding include the following series at December 31, 2010 and 2009:

	2010	2009
Series L, 7.30% due through 2018	$6,758,000	7,412,000
Series N, 7.42%, due through 2012	19,727,000	20,813,000
Series O, 6.26% due through 2034	22,608,000	23,029,000
Series P, 5.72% due through 2036	30,000,000	30,000,000
Series Q, 5.59% due through 2036	35,000,000	35,000,000
Series R, 5.75% due through 2037	80,000,000	80,000,000
Series S, 4.81% due through 2029	135,000,000	135,000,000
	329,093,000	331,254,000
Less bonds to be retired within one year	11,821,000	2,161,000
	$317,272,000	329,093,000

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

In October 2009, the Company received the proceeds from the sale of its Series S First Mortgage Bonds for the principal amount of $135,000,000, which the Company used to pay down its existing line of credit.

The First Mortgage Bonds are secured by a first mortgage lien on the Company’s utility plant. The bonds to be retired through principal payments within the next five years and thereafter will amount to:

Year ending December 31:
2011	$11,821,000
2012	19,789,000
2013	11,821,000
2014	13,916,000
2015	14,513,000
Thereafter	257,233,000
Total	$329,093,000

The terms of the indenture, as supplemented, under which the First Mortgage Bonds were issued, require, among other restrictions, that the total of common equity investment and indebtedness of the Company subordinated to the First Mortgage Bonds must equal at least one third of the aggregate principal amount of the bonds outstanding or $109,697,667, at December 31, 2010. The Company believes it is in compliance with this requirement at December 31, 2010.

(b)	Other Debt

Other debt included notes payable of $152,115 at December 31, 2009 bearing interest at 5.44%, which matured June 1, 2010. The notes are secured by a lien on certain office equipment.

(4)	Notes Payable to Bank

The Company has an unsecured $100,000,000 line of credit agreement with a financial institution, reduced by certain standby letters of credit, expiring on December 20, 2011, to provide interim financing for utility plant construction. As part of this agreement, the Company agrees to pay 0.15% per annum on the daily unused line of credit amount. Average daily borrowings were $23,926,753 in 2010 at a weighted average interest rate of 2.72%. The outstanding balance at December 31, 2010 and 2009 amounted to $44,917 and $0, respectively.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009
(5)	Income Taxes

Federal and state income tax expenses (benefits) for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010	2009	2008
Federal:
Current	$75,871	744,661	(228,422)
Deferred	809,550	1,098,365	1,941,141
Total federal	885,421	1,843,026	1,712,719
State:
Current	(99,878)	274,193	167,621
Deferred	270,103	220,413	294,604
Total state	170,225	494,606	462,225
Total federal and state income tax	$1,055,646	2,337,632	2,174,944

The difference between the actual tax provision and the “expected” tax expense for 2010, 2009 and 2008 (computed by applying the U.S. statutory corporate tax rate to earnings before taxes) is primarily attributable to the change in the income of VT Transco allocated to member utilities other than the Company, state income taxes net of federal benefit, and the effects of several nondeductible items.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities at December 31, 2010 and 2009 are presented below:

	2010	2009
Deferred tax assets:
Deferred compensation	$453,642	1,548,140
Other	2,199,448	827,205
Total gross deferred tax assets	2,653,090	2,375,345
Deferred tax liability:
Utility plant depreciation	(15,151,439)	(13,800,486)
Net deferred tax liability	$(12,498,349)	(11,425,141)

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized through future taxable income.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The Company adopted the provisions of FASB Interpretation No. 48, included in ASC Subtopic 740-10, on January 1, 2009. As a result of the implementation of ASC Subtopic 740-10, the Company did not recognize any uncertain tax positions.

VELCO files its income tax return on a consolidated basis with VETCO. The consolidated income taxes payable are allocated between VELCO and VETCO on a separate return basis, in accordance with a tax sharing agreement. In 2009, the Company utilized all of its $641,776 of alternative minimum tax credits.

(6)	Equity Transactions

Preferred Stock

The Class C preferred stock entitles stockholders to variable rate quarterly dividends but does not entitle stockholders to vote, except under certain circumstances. Quarterly dividends and a return of capital are paid to preferred stockholders in amounts substantially equivalent to the dividends and return of capital received by the Company from VETCO.

(7)	Noncontrolling Member’s Equity of VT Transco

On January 1, 2009, the Company adopted FASB ASC Subtopic 810-10, Consolidation - Overall, which requires certain changes to the presentation of the financial statements. This amendment requires noncontrolling interests to be classified in the consolidated statements of income as part of consolidated net earnings and to include the accumulated amount of noncontrolling interests in the consolidated balance sheets as part of capitalization. The amount previously reported as net income is now presented as net income attributable to VELCO.

VT Transco’s noncontrolling members include investor owned utilities, municipalities, and electric cooperatives. Each noncontrolling member was issued membership interests in VT Transco in proportion to the value of cash it contributed to the Company. A roll forward of the equity interest of noncontrolling members in VT Transco is as follows:

	Equity interest of
	noncontrolling members
	2010	2009	2008
Beginning balance	$295,401,424	222,409,012	172,591,776
Issuance of membership units	67,962,280	60,047,790	38,683,000
Income before tax of VT Transco	45,728,401	36,201,872	30,712,296
Distributions of VT Transco income before tax	(33,147,677)	(23,257,250)	(19,578,060)
Ending balance	$375,944,428	295,401,424	222,409,012

Distribution of VT Transco’s income before tax to noncontrolling members is at the discretion of the Company and is in proportion to each member’s percentage interest in VT Transco.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

(8)	Pension and Other Postretirement Benefits

The Company reports the net over or under funded position of a defined benefit pension and other postretirement plan as an asset or liability, with any unrecognized prior service costs, transition obligations or gains/losses reported as a component of other comprehensive income in stockholders’ equity, unless the amount will be recoverable under the accounting guidance for regulated utilities, in which case it would be recorded as a regulatory asset. As of December 31, 2010 and 2009, the Company recorded a regulatory asset of $4,546,992 and $3,908,985, respectively, an unfunded defined benefit pension obligation of $4,934,040 and $4,296,099, respectively, a postretirement healthcare obligation of $883,735 and $922,732, respectively, and related regulatory asset of $843,609 and $779,261, respectively.

(a)	Defined Benefit Plan

Employees of the Company hired before January 1, 2008 who meet certain age and service requirements are covered by a defined benefit pension plan (the Plan). The benefits are based on years of service and levels of compensation during the five years before retirement. The Company makes annual contributions to the plan equal to the maximum amount that can be deducted for income tax purposes. The following sets forth the plan’s projected benefit obligation, fair value of plan assets and funded status at December 31, 2010 and 2009:

	Pension benefits
	2010	2009
Change in projected benefit obligation:
Benefit obligation at beginning of year	$17,171,882	17,053,020
Service cost	1,013,619	1,016,923
Interest cost	1,008,694	944,414
Actuarial loss (gain)	1,363,118	(1,108,509)
Benefits paid	(533,439)	(733,966)
Benefit obligation at end of year	20,023,874	17,171,882
Change in plan assets:
Fair value of plan assets at beginning of year	12,875,783	10,881,288
Actual return on plan assets	1,722,490	1,822,461
Employer contribution	1,025,000	906,000
Benefits paid	(533,439)	(733,966)
Fair value of plan assets at end of year	15,089,834	12,875,783
Funded status	$(4,934,040)	(4,296,099)
Accumulated benefit obligation	$14,680,249	12,575,266

Items not yet recognized as a component of net periodic benefit cost as of December 31, 2010 and 2009, which are recorded as a regulatory asset, are as follows:

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

	2010	2009
Net actuarial loss	$4,217,808	3,527,325
Unrecognized prior service cost	329,184	381,660
	$4,546,992	3,908,985

The amount of the regulatory asset expected to be recognized as a component of net periodic pension cost in 2011 is $60,002.

Net periodic benefit cost for the years ended December 31, 2010, 2009 and 2008 are as follows:

	Pension benefits
	2010	2009	2008
Components of net periodic benefit
cost:
Service cost	$1,013,619	1,016,923	1,253,617
Interest cost	1,008,694	944,414	1,114,591
Expected return on plan assets	(1,078,827)	(1,026,169)	(1,135,735)
Recognized net actuarial loss	28,974	11,235	27,818
Net amortization	52,476	52,476	65,596
Net periodic benefit cost	$1,024,936	998,879	1,325,887

The actuarial assumptions used to determine the benefit obligation are as follows:

	Pension benefits
	2010	2009	2008
Weighted average assumptions:
Discount rate, pension expense	6.00%	6.00%	6.25%
Discount rate, projected benefit obligation	5.56	6.00	6.00
Expected return on plan assets	7.50	7.50	7.50
Rate of compensation increase	4.50	4.50	4.50

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009
Projected benefit payments to be paid in each year from 2011 to 2015 and the aggregate benefits expected to be paid in the five years from 2016 to 2020 are as follows:

Pension
benefit
payments
Fiscal years ending December 31:
2011	$471,660
2012	499,034
2013	571,281
2014	772,596
2015	524,374
2016 – 2020	4,853,538
Expected contribution for next fiscal year	1,200,000

The following indicates the weighted average asset allocation percentage of the fair value of total plan assets for each major type of plan asset as of December 31, 2010 and 2009:

	Fair value		Target
Asset class	2010	2009	2010	2009
Money market	$1,348,099	1,346,097	9%	10%
Equities	9,306,708	7,704,246	62	60
Fixed income	4,435,017	3,825,440	29	30
Total	$15,089,824	12,875,783	100%	100%

The Manager’s investment policy seeks to achieve sufficient growth to enable the plan to meet future benefit obligations to participants. The current asset allocation targets 65% equity and 35% fixed income, reflecting the mid to long-term nature of the liabilities associated with the plans. The primary goals in the management of plan assets are to maintain the funds purchasing power and to maximize the mid to long-term total returns within a moderate risk environment by seeking both current income and the potential for long-term growth. Plan investments held at December 31, 2010 and 2009 are classified as Level 1 based on the fair value hierarchy discussed in note 12.

(b)	Postretirement Plan

The Company’s current postretirement benefit plan offers health care and life insurance benefits to retired employees who meet certain age and years of service eligibility requirements. Under certain circumstances, eligible retirees are required to make contributions for postretirement benefits. The Company accrues the cost of postretirement benefits during the employees’ years of service. When the Company began accrual accounting for such costs in 1993, it elected to recognize previously unaccrued postretirement benefit costs, known as the transition obligation, by amortizing these costs
(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

ratably over a 20 year period. For the years ended December 31, 2010, 2009 and 2008, the Company contributed $131,129, $32,141, and $137,891, respectively, toward these benefits. The Company anticipates contributing $180,000 for these benefits in 2011.

The FERC has established certain guidelines that all FERC regulated companies, including the Company, must follow in order to recover postretirement benefit costs in rates. The guidelines generally allow for the recovery of postretirement benefits when accrued. However, these guidelines do require that all postretirement benefit costs be funded when accrued. The Company’s current plan is to fund its annual postretirement benefits accrual by making deposits into a 401(h) account, a separate account established within the pension investment fund and through a Voluntary Employees’ Benefit Association (VEBA). Additionally, these guidelines require the Company to advise the FERC of its plans for accruing and funding postretirement benefit costs. The Company filed its plans with the FERC in 1995, although such plans have not yet been approved by the FERC.

The following table sets for the plan’s benefit obligations, fair value of plan assets and funded status at December 31, 2010 and 2009:

	2010	2009
Change in projected benefit obligation:
Benefit obligation at beginning of year	$1,496,132	1,594,557
Service cost	107,413	93,871
Interest cost	81,284	82,303
Actuarial gain	128,721	(90,981)
Benefits paid	(178,168)	(183,618)
Benefit obligation at end of year	1,635,382	1,496,132
Change in plan assets:
Fair value of plan assets at beginning of year	573,400	773,509
Actual return on plan assets	47,118	83,017
Employer contribution, net of VEBA reimbursement	309,297	(99,508)
Benefits paid	(178,168)	(183,618)
Fair value of plan assets at end of year	751,647	573,400
Funded status	$(883,735)	(922,732)

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009
Items not yet recognized as a component of net periodic benefit cost as of December 31, 2010 and 2009, which are recorded as a regulatory asset, are as follows:

	2010	2009
Change in measurement date to be recovered in rates	$38,911	61,145
Net actuarial loss	804,698	718,116
	$843,609	779,261

The amount of the regulatory asset expected to be recognized as a component of net periodic benefit cost in 2011 is $60,002.

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A 1.0% increase in the trend rate would increase the postretirement accumulated benefit obligation by $11,832 and a 1.0% decrease in the trend rate would decrease the postretirement accumulated benefit obligation by $11,126 in 2011.

Net periodic benefit costs as of December 31, 2010, 2009, and 2008 are as follows:

	Postretirement benefits
	2010	2009	2008
Components of net periodic benefit
cost:
Service cost	$107,413	93,871	95,852
Interest cost	81,284	82,303	113,129
Expected return on plan assets	(42,747)	(40,515)	(71,111)
Recognized net actuarial loss	22,234	22,234	27,793
Net amortization	37,768	32,953	37,360
Net periodic benefit cost	$205,952	190,846	203,023

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009
The actuarial assumptions used to determine net periodic postretirement benefit costs are as follows:

	Postretirement benefits
	2010	2009	2008
Weighted average assumptions:
Discount rate, postretirement expense	5.50%	6.00%	6.25%
Discount rate, projected benefit obligation	5.08	5.50	6.25
Expected return on plan assets	6.50	6.50	7.50
Rate of compensation increase	4.50	4.50	4.50

The following indicates the weighted average asset allocation percentage of the fair value of total plan assets for each major type of plan asset as of December 31, 2010 and 2009:

	Fair value		Target
Asset class	2010	2009	2010	2009
Cash and equivalents	$118,858	81,442	16%	14%
Equities	553,043	491,958	73	86
Fixed Income	79,746	—	11	—
Total	$751,647	573,400	100%	100%

The Manager’s investment policy seeks to achieve sufficient growth to enable the plan to meet future benefit obligations to participants. The Current asset allocation targets 87% equity, 12% fixed income and 1% cash, reflecting the mid to long-term nature of the liabilities associated with the plans. The primary goals in the management of plan assets are to maintain the funds purchasing power and to maximize the mid to long-term total returns within a moderate risk environment by seeking both current income and the potential for long-term growth. Plan investments held at December 31, 2010 and 2009 are classified as Level 1 based on the fair value hierarchy discussed in note 12.

(c)	Supplemental Executive Retirement Plan

The Company sponsors a nonqualified Supplemental Executive Retirement Plan to provide certain employees and former members of the Board of Directors of the Company with additional retirement income. The Company is funding the cost of the plan in part through life insurance contracts, the cash surrender value of which was $3,770,968 and $3,487,486 at December 31, 2010 and 2009, respectively. The cost of these plans, net of the increase in cash surrender value and insurance proceeds, if any, has been charged to operating expense in the accompanying consolidated statements of income. The actuarial assumptions used to determine net benefit costs under this plan were a discount rate of 3.925%, 5.0% and 6.00%, and a rate of compensation increase of 3.0% at December 31, 2010, 2009 and 2008. Aggregate benefits payable amounted to $3,690,898 and

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

$4,673,191 at December 31, 2010 and 2009, respectively, and are included in deferred compensation in the consolidated balance sheet.

(d)	Deferred Compensation

The Company has a deferred compensation plan for current and past officers and directors. Amounts deferred are at the option of the officer or director, and include annual interest on the amounts deferred. The total deferred compensation at December 31, 2010 and 2009 is $1,145,278 and $1,096,421, respectively.

(e)	Defined Contribution Plan

The Company sponsors a defined contribution plan to which eligible employees may contribute part of their salaries and wages within prescribed limits. Employees are eligible to participate in this plan during their first year of employment, if the employee has attained age 18. Additional matching contributions may be made on the employees’ behalf based on the results of operations. The Company contributed $518,174, $378,615 and $354,666 in 2010, 2009 and 2008, respectively.

(9)	Investment in Affiliated Company

Investment in affiliated company is accounted for under the equity method and represents VELCO’s 100% ownership of the common stock of VETCO. VELCO reviewed the substance of VETCO to determine if it is still appropriate that the entity is not consolidated with VELCO’s operations. VETCO continues to operate under support agreements in connection with the construction of the transmission line with substantially all of the New England electric utilities. These agreements require the utilities to reimburse VETCO for all of the operating and capital costs of the line on an unconditional and absolute basis. Additionally, these support agreements provide for an advisory committee made up of participants to review VETCO’s operations and make recommendations on major decisions. These provisions effectively restrict VELCO’s control over VETCO’s operations. Based on these facts, VELCO has determined that it does not have a controlling financial interest in VETCO, as VELCO is not exposed to the risks and rewards of VETCO. In addition, the support agreements effectively restrict VELCO’s control, therefore VELCO has not consolidated its financial information with that of VETCO and, instead, is accounting for its investment using the equity method.

VELCO owns 100% of the common stock in VETCO. VELCO’s initial capital contribution was $9,999,000. VETCO pays VELCO a quarterly dividend that represents a return on investment at a rate based on market rates. In addition, a return of investment calculated to maintain equity at approximately 20% of VETCO’s total capitalization is paid to VELCO quarterly. This return of equity ceased when the long-term debt was paid in full in April 2006. Through December 31, 2010, VETCO has returned to VELCO $9,850,000 of the original capital contribution. The carrying amount of the investment is $560,108 and $502,159 at December 31, 2010 and 2009, respectively.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009
Summarized financial information related to VETCO at December 31, 2010 and 2009 and for the years then ended is as follows:

	Balance sheet
	2010	2009
Net utility plant in service	$2,247,805	2,318,792
Other assets	940,281	1,689,585
Total assets	$3,188,086	4,008,377
Other liabilities	$2,627,979	3,506,218
Stockholders’ investment	560,107	502,159
Total liabilities and stockholders’ investment	$3,188,086	4,008,377

	Statement of income
	2010	2009	2008
Operating revenues	$2,017,644	1,908,177	1,552,906
Operating expenses	(1,932,053)	(1,864,755)	(1,495,194)
Interest expense	(11,914)	(13,965)	(16,616)
Net income	$73,677	29,457	41,096

Other Activity

VELCO has contracted with VETCO to provide VETCO with management and support services. In connection therewith, VELCO has charged VETCO $1,157,353 in 2010, $996,437 in 2009, and $738,715 in 2008, which primarily represents payroll services and insurance costs. These amounts are reflected as operating expenses in VETCO’s operating results and as a decrease in expenses in VELCO’s accompanying consolidated statements of income.

The Company has made available an unsecured, short-term credit facility to its related party, VETCO. The facility allows for borrowings of up to $2,000,000. The balance outstanding at December 31, 2010 and 2009 was $125,000 and $925,000, respectively.

(10)	Related Party Transactions

CVPS personnel provide the Company with certain operational, maintenance, construction, and administrative services. In addition, payments were made by the Company to CVPS for materials and supplies and insurance. These services are provided at cost and amounted to $479,844, $465,075, and $697,174 in 2010, 2009, and 2008, respectively.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Similarly, Green Mountain Power Corporation (GMP) provides the Company with certain construction, maintenance, and operational services. These services are provided at cost or as the result of a competitive bidding process and amounted to $1,583,140, $1,775,411, and $4,373,922 in 2010, 2009, and 2008, respectively.

(11)	Asset Retirement Obligations

The Company continually reviews the regulations, laws, and contractual obligations to which it is party to identify situations where there are legal obligations to perform asset retirement activities. This review has identified a limited number of leases and railroad crossing agreements which obligate the Company to perform asset retirement activities upon termination. In considering how to determine the fair value of these obligations, the Company has determined that because of the limited number and limited size of the asset retirement obligations, the fair value of the obligations would not have a material impact on its consolidated financial position, results of operation and cash flows.

Deferred cost of removal represents estimated asset retirement costs recognized that have previously been recovered from ratepayers for other than legal obligations. The Company expects, over time, to settle or recover through the rate setting process any over or under collected net cost of removal. Cost of removal included in the consolidated balance sheet totaled $4,666,950 and $3,287,144 in 2010 and 2009, respectively.

(12)	Fair Value of Financial Instruments

The following table presents the carrying amounts and estimated fair values of the Company’s financial instruments at December 31, 2010 and 2009. Fair value is defined as the amount that would be received to sell an asset or pay to transfer a liability in an orderly transaction between market participants at the measurement date.

	2010		2009
	Carrying		Carrying
	amount	Fair value	amount	Fair value
Financial assets:
Cash	$2,134,070	2,134,070	40,026,479	40,026,479
Bond sinking fund deposits	564,000	564,000	526,000	526,000
Bond interest deposits	4,537,947	4,537,947	4,573,388	4,573,388
Accounts receivable	22,148,739	22,148,739	21,993,846	21,993,846
Notes receivable	125,000	125,000	925,000	925,000
Financial liabilities:
Notes payable to bank	$44,917	44,917	—	—
Accounts payable	20,849,554	20,849,554	22,768,931	22,768,931
Accrued interest on bonds	4,534,585	4,534,585	4,573,254	4,573,254
Current maturities long-term obligations	11,821,000	11,821,000	2,313,115	2,313,757
First mortgage bonds	317,272,000	328,376,057	329,093,000	325,414,901
Construction and other accrued expenses	8,670,202	8,670,202	15,667,619	15,667,619

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

The carrying amounts shown in the table are included in the consolidated balance sheets under the indicated captions.

The fair values of the financial instruments shown in the above table as of December 31, 2010 and 2009 represent management’s best estimates of the amounts that would be received to sell those assets or that would be paid to transfer those liabilities in an orderly transaction between market participants at that date. Those fair value measurements maximize the use of observable inputs. However, in situations where there is little, if any, market activity for the asset or liability at the measurement date, the fair value measurement reflects the Company’s own judgments about the assumptions that market participants would use in pricing the asset or liability. Those judgments are developed by the Company based on the best information available in the circumstances.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments:

•
Cash, bond sinking fund deposits, bond interest deposits, trade accounts receivable, due from related parties, notes payable to banks, accounts payable, accrued interest on bonds, and accrued expenses: The carrying amounts, at face value or cost plus accrued interest, approximate fair value because of the short-term maturity of these instruments.

•	Notes receivable: Because of the short-term maturity of this instrument, carrying value approximates fair value.

•
Long-term debt and first mortgage bonds: The fair value of the Company’s long-term debt is determined by discounting the future cash flows of each instrument at rates that reflect, among other things, market interest rates. At December 31, 2010 and 2009, the Company utilized Moody’s long-term corporate bond yield average for utility entities with an Aa rating.

Fair Value Hierarchy

The Company adopted ASC Topic 820, Fair Value Measurements and Disclosures on January 1, 2008 for fair value measurements of financial assets and financial liabilities and for fair value measurements of nonfinancial items that are recognized or disclosed at fair value in the financials on a recurring basis. On January 1, 2009, the Company adopted the provisions of ASC Topic 820 for fair value measurements of nonfinancial assets and nonfinancial liabilities that are recognized or disclosed at fair value in the financial statements on a nonrecurring basis. This accounting guidance establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to measurements involving significant unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are as follows:

Level 1: Quoted prices are available in active markets for identical assets or liabilities as of the reporting date.

Level 2: Pricing inputs are other than quoted prices in active markets included in Level 1, which are directly or indirectly observable as of the reporting date. This value is based on other observable inputs, including quoted prices for similar assets and liabilities in markets that are not active.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009

Level 3: Pricing inputs include significant inputs that are generally less observable. Unobservable inputs may be used to measure the asset or liability where observable inputs are not available.

There were no financial or nonfinancial assets or liabilities reported at fair value in the December 31, 2010 or 2009 consolidated financial statements.

(13)	Business and Credit Concentrations

(a)	Significant Customers

Three customers, ISO New England, CVPS, and GMP individually represent 10% or more of the total accounts receivable balance at the end of the year. These customers’ percentage of the total accounts receivable balance is as follows for the years ended December 31, 2010 and 2009:

	2010	2009
ISO New England	41.0%	31.0%
CVPS	24.0	28.7
GMP	18.0	22.3
	83.0%	82.0%

(b)	Significant Capital Projects

The Company is in the process of performing construction projects to enhance services to its customers. These projects have been the Company’s prime focus during 2010 and 2009. Costs capitalized amounted to approximately $117,000,000, $163,000,000, and $106,000,000 in 2010, 2009, and 2008, respectively, which related to projects estimated to be completed from 2008 – 2012, including: Lamoille County 115 KV Line, Southern Loop Project, East Avenue Loop, and Northwest Reliability Project. The Company has budgeted $123,000,000 for 2011 related to these projects, which will be financed through bond issuance, capital contributions, and borrowings on the line of credit.

(14)	Federal Stimulus Funds

On October 27, 2009, the Department of Energy (DOE) announced that Vermont’s electric utilities will receive $69,000,000 in federal stimulus funds to deploy advanced metering, new customer service enhancements and grid automation. As the prime recipient of Vermont’s smart grid stimulus application, the Company expects to receive a grant of over $3,000,000 to manage the overall project on behalf of the Vermont Distribution Utilities. The agreement includes provisions for funding and other requirements. The agreement was executed on April 15, 2010 and became effective on April 19, 2010. The Company is eligible to receive reimbursement of 50% of the total project costs incurred from August 6, 2009, up to $3,000,000. Through December 31, 2010, $1,100,000 of operating expenses were incurred. The Company has submitted requests for reimbursement of $500,000 and has received $400,000 to date. The 50% of costs not reimbursed by the DOE are billed to the Vermont Distribution Utilities that are sub-recipients of the grant.

(Continued)

VERMONT ELECTRIC POWER COMPANY, INC. AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2010 and 2009
(15)	Commitments

The Company reached a settlement with the Lamoille County municipal distribution utilities, regarding cost allocations associated with the construction of a ten mile transmission line and associated substations that will benefit Lamoille County residents. Each member utility is allowed to purchase shares in VT Transco and use the arbitrage to assist in offsetting the “specific facility” costs. The specific facility charges are limited to an amount, stated in the settlement agreement, plus the difference between the member utilities interest payments on borrowed funds used to purchase VT Transco membership units and the return on those units. After a ten year specific facility period as detailed in the settlement agreement, the membership units allocated are required to be resold to all Vermont distribution utilities with any remaining shares being re-purchased by VT Transco.

(16)	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through March 8, 2011, the date at which the consolidated financial statements were available to be issued, and determined there are no other items to disclose.